

02018738

AB 3/7/02

VB 3/22/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 17758

RECEIVED MAR 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STOCKCROSS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE WASHINGTON MALL
(No. and Street)

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

BOSTON (City) MASSACHUSETTS (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW M. STREISFELD 617-367-5700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN & GREEN, LLC
(Name — *if individual, state last, first, middle name*)

725 CANTON STREET (Address) NORWOOD (City) MASSACHUSETTS (State) 02062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW M. STREISFELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STOCKCROSS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOCKCROSS, INC.

FORM X-17A-5 – PART II
OF THE
SECURITIES AND EXCHANGE COMMISSION FOCUS REPORT

YEAR ENDED DECEMBER 31, 2001

CONTENTS


GREEN & GREEN, LLC

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors and Stockholders of
STOCKCROSS, INC.

We have audited the accompanying statement of financial condition of StockCross, Inc. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of StockCross, Inc. as of December 31, 2001 in conformity with generally accepted accounting principles of the United States of America.

Green & Green, LLC

Certified Public Accountants
Norwood, Massachusetts

February 11, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER		
STOCKCROSS INC	N 2	[100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/01 [99]

SEC FILE NO. 8-17758 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

	ASSETS Allowable		Nonallowable		Total	
1. Cash	$ 1,115,398	[200]			$ 1,115,398	[750]
2. Cash segregated in compliance with federal and other regulations	1,372,904	[210]			1,372,904	[760]
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		[220]				
2. Other		[230]				[770]
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"	478,000	[240]				
2. Other		[250]			478,000	[780]
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		[260]				
2. Other		[270]				[790]
D. Clearing Organizations:						
1. Includable in "Formula for Reserve Requirements"	31	[280]				
2. Other	210,000	[290]			210,031	[800]
E. Other		[300]	$	[550]		[810]
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts	24,777,832	[310]				
2. Partly secured accounts		[320]		[560]		
3. Unsecured Accounts				[570]		
B. Commodity accounts		[330]		[580]		
C. Allowance for doubtful accounts	( )	[335]	( )	[590]	24,777,832	[820]
5. Receivables from non-customers:						
A. Cash and fully secured accounts		[340]				
B. Partly secured and unsecured accounts		[350]		[600]		[830]
6. Securities purchased under agreements to resell		[360]		[605]		[840]
7. Securities and spot commodities owned, at market value:						
A. Banker's acceptances, certificates of deposit and commercial paper	18,243,241	[370]				
B. U.S. and Canadian government obligations	37,608,332	[380]				
C. State and municipal government obligations		[390]				
D. Corporate obligations		[400]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

STOCKCROSS INC

as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

ASSETS (continued)

		Allowable	Nonallowable	Total
E. Stocks and warrants .... $		95 [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		[424]		
I. Spot Commodities		[430]		
J.Total inventory - includes encumbered securities of ... $	[120]			$ 55,851,668 [850]
8. Securities owned not readily marketable:				
A. At Cost ...... $	[130]	[440]	$ [610]	[860]
9. Other investments not readily marketable:				
A. At Cost ...... $	[140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities .... $	[150]			
B. Other .... $	[160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities .... $	[170]			
B. Other .... $	[180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value .... $	35,000 [190]			
B. Owned at cost			525 [650]	
C. Contributed for use of company, at market value			[660]	525 [900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	298,038 [680]	298,038 [920]
15. Other Assets:				
A. Dividends and interest receivable		213 [500]	14 [690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	[710]	
D. Miscellaneous		28,762 [530]	100,377 [720]	
E. Collateral accepted under SFAS 140		[536]		
F. SPE Assets		[537]		129,366 [930]
16. TOTAL ASSETS .... $		83,834,808 [540]	$ 398,954 [740]	$ 84,233,762 [940]

The Accompanying Notes are an Integral Part of This Statement of Financial Condition.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
STOCKCROSS INC

as of 12/31/01

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements.		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	443 [1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		[1510]
2. Other	[1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	[1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		139,924 [1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts - including free credits of $ 75,351,379 [950]	[1120]		76,606,131 [1580]
B. Commodities accounts	[1130]	[1330]	[1590]
21. Payable to to non customers:			
A. Securities accounts	[1140]	[1340]	955,382 [1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		[1650]
D. Deferred income taxes		[1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		167,193 [1670]
F. Other	[1200]	[1380]	[1680]
G. Obligation to return securities		[1386]	[1686]
H. SPE Liabilities		[1387]	[1687]

The Accompanying Notes are an Integral Part of This Statement of Financial Condition.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

STOCKCROSS INC — as of 12/31/01

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY (continued)

	Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [0970]			
2. Includes equity subordination(15c3-1(d)) of	$ [0980]			
B. Securities borrowings, at market value:			[1410]	[1720]
from outsiders	$ [0990]			
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination(15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ 77,869,073 [1760]

Ownership Equity

		Total
27. Sole proprietorship		$ [1770]
28. Partnership - limited partners	$ [1020]	[1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		8,000 [1792]
C. Additional paid- in capital		52,000 [1793]
D. Retained Earnings		6,304,689 [1794]
E. Total		6,364,689 [1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 6,364,689 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 84,233,762 [1810]

STOCKCROSS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a discount broker registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. and other principal stock exchanges and the National Association of Securities Dealers, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a discount securities broker performing agency transactions.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis, generally the next business day for an option transaction, and the third business day following a stock transaction. All other securities transactions are recorded on a trade date basis.

Marketable Securities

Marketable securities are valued at market value.

Securities Borrowed

Securities borrowed are recorded at the amount of cash collateral advanced. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed with additional collateral obtained or refunded as necessary.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, its stockholders are liable for individual federal income taxes on the Company's taxable income. Certain state taxes continue to be provided for at the corporate level.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven (3 - 7) years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Exchange Memberships

Exchange memberships are recorded at cost, or if other than a temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no impairment in value has occurred.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Additional Commission Discounts

The Company's policy is to provide for the expected cost of executing future customer trades resulting from earned but unused commission discounts on certain free credit balances.

Advertising Costs

The Company's policy is to expense advertising costs as incurred.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes that any differences would be immaterial to the financial statements taken as a whole.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 consist of the following:

Furniture and fixtures	$ 774,709
Leasehold improvements	61,431
	836,140
Less: accumulated depreciation	538,102
	$ 298,038

Depreciation expense charged to operations for the years ended December 31, 2001 amounted to $108,726.

4. PROFIT SHARING PLAN

Effective January 1, 2000, the Company adopted a 401(k) profit sharing plan covering substantially all employees. Contributions to the plan are at the discretion of eligible employees. In addition, the Company may make discretionary matching and non-matching contributions. The Company did not make discretionary non-matching contributions for the year ended December 31, 2001.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance-sheet financial instruments which are used to meet the needs of customers, conduct trading activities, and manage market risks and are therefore subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

Receivables from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and broker margin requirements. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company maybe exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-parties or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

7. COMMITMENTS AND CONTINGENCIES

The Company rents office space, computers and other equipment under various operating leases. Rent expense amounted to approximately $457,500.

The following is a schedule of future annual minimum lease payments for operating leases with initial non-cancelable terms in excess of one year:

2002	$ 267,000
2003	175,700
2004	47,800
2005	47,800
2006	16,000
	$ 554,300

7. COMMITMENTS AND CONTINGENCIES (Continued)

Certain leases contain renewal options and escalation clauses.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2001, the Company's net capital of $5,211,817 was 18.68% of aggregate debit balances. This was $4,653,835 more than the minimum required net capital of $557,982.